

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2025

Toby R. Neugebauer
Chief Executive Officer
Fermi LLC
3401 Armstrong Ave.
Dallas, TX 75205

> **Re: Fermi LLC**
> **Draft Registration Statement on Form S-11**
> **Submitted July 3, 2025**
> **CIK No. 0002071778**

Dear Toby R. Neugebauer:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement submitted on July 3, 2025

Summary

Phase 1: Initial Development & Construction of the First Gigawatt, page 14

1. Please expand your disclosure in the summary regarding the 400 MW Siemens 6x1 SGT-800 combined cycle system purchase to include the purchase price and the 2.5% Net Profit Interest.

Our Revenue Model and Tenant Contracts, page 20

2. Please tell us the purpose of the table on page 20 and how it applies to your proposed business. Tell us how the transactions listed were selected and clarify if the transaction size/EV and EBITDA numbers are in millions of dollars. We also note that the information is attributed to several equity research firms and discussions with

management. Please clarify whether you commissioned this information and if so, file the consents of the firms as exhibits.

Implications of Being an Emerging Growth Company, page 21

3. You state on the cover page and on page 56 that as an emerging growth company you have elected to opt out of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. However, on pages 21 and 76 you indicate that while the Company does not intend to take advantage of the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act, if you do make an election to use the phase-in periods permitted by Section 107 of the JOBS Act, such election may make it difficult to compare your financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods under Section 107 of the JOBS Act and who will comply with new or revised financial accounting standards. Please remove such disclosure as it appears to suggest that the Company may later elect to use the phase-in periods under section 107 of the JOBS Act after it has elected to opt-out of doing so. As indicated in your disclosure on page 56, to the extent you opt out of the extended transition provisions, such election is irrevocable.

Risk Factors , page 26

4. Please expand your risk factor disclosure to address all material risks related to your proposed nuclear operations including, for example, whether a major incident at a nuclear facility anywhere in the world could cause the Nuclear Regulatory Commission to limit or prohibit the operation or licensing of any domestic nuclear unit; any risks related to limitations on the amounts and types of insurance commercially available to cover losses that might arise in connection with nuclear operations; risks related to funding the cost of decommissioning your nuclear facilities; and any risks relating to hiring qualified contractors for construction of your nuclear reactors.

5. We note your disclosure on page 87 regarding proximity to traditional Tier 1 data center markets. Please expand your risk factor disclosure to address material risks related to your distance from such markets including whether there are any technical implications such as whether long-distance connections may require amplifiers and maintenance.

Use of Proceeds, page 63

6. We note your disclosure regarding your use of proceeds to fund your expected capital expenditures with respect to Project Matador's Phase 0 and Phase 1, your continuing operations, your procurement and installation of equipment, your power generation milestone payments, and your pipeline development projects. Please revise to disclose the approximate amount intended to be used for each such purpose. If any material amounts of other funds are necessary to accomplish the specified purposes for which the proceeds are to be obtained, state the amounts of such other funds needed for each such specified purpose and the sources thereof. Refer to Item 504 of Regulation S-K.

Liquidity and Capital Resources, page 73

7.   Please expand your disclosure to discuss your ability to generate and obtain adequate
        amounts of cash to meet your requirements for the next 12 months and separately
        beyond the next 12 months. In this regard, disclose how you considered your ability to
        continue as a going concern and its impact on your liquidity. Further, ensure your
        disclosures describe and analyze the material cash requirements by quantifying the
        estimated amounts needed related to Project Matador for each of the phases disclosed
        in your Plan of Operations and other uses of capital over the next 12 months and
        beyond. Finally, address any limitations and constraints on obtaining any of the
        anticipated financings outlined in your Sources of Liquidity section and the resulting
        implications on your plan of operations for the next 12 months and beyond. Refer to
        Item 303(b)(1) of Regulation S-K.

8.   Please describe the material terms of your convertible debt financing including
        the certain qualified events under which the notes will automatically convert into
        Class A Units referenced on page 70.

Project Matador Development Phases, page 88

9.   Please clarify the approximate timing for each of your development phases, in
        particular phases 2, 3 and 4. We note your disclosure on page 36 that you plan to
        develop four Westinghouse Reactors, each with 1,100 MW of capacity, with one unit
        commencing construction every two years beginning December 31, 2026. We also
        note your risk factor disclosure that the NRC's review process is extensive and can
        span multiple years and that NEPA reviews can also take multiple years.

Use of Special Purpose Entities, page 93

10.   Please provide expanded disclosure explaining the role of each of the SPEs identified
        in the chart. Explain clearly Fermi's relationship with each of these entities
        including the extent and nature of any ownership interests, any guarantee
        arrangements, who will control such entities and how such control will be exercised.
        Disclose the ownership amounts in the chart. Also, describe your
        planned use of customized financing and offtake agreements with such special
        purpose entities.

Nuclear Safety Regulation and Approvals, page 97

11.   Please provide an expanded discussion of applicable regulations related to your
        planned nuclear developments including without limitation under the Atomic Energy
        Act 1954, the National Environmental Policy Act and the Nuclear Waste Policy Act
        of 1982. Describe clearly the role of the Nuclear Regulatory Commission.

TTU Lease Agreement, page 101

12.   We note your disclosure that the foregoing description of the Lease is not intended to
        be complete and is qualified in its entirety by reference to the Lease. Note that
        information in the prospectus may not be qualified by information outside of the
        prospectus other than as stated in Rule 411(a). Please revise to provide a complete
        description of the material terms of the lease including, for example, the term of the

Lease as referenced elsewhere and the certain conditions referenced on page 101 and the conditions precedent under the Lease referenced on page 88. Also, describe the material terms of the Groundwater Lease.

Certain Relationships and Related Party Transactions, page 110

13.   We note your disclosure on page 51 that certain of your founders, executives, and strategic advisors are also investors, vendors, or partners in Company-related development entities or energy SPEs. Please describe these relationships, as may be required by Item 404 of Regulation S-K.

Material U.S. Federal Income Tax Considerations, page 123

14.   We note your disclosure that the following is a summary of certain material U.S. federal income tax considerations relating to your qualification and taxation as a REIT. The tax opinion you provide should present clearly the material tax consequences of the transaction and not be merely a summary of certain considerations. Refer to Staff Legal Bulletin No. 19, Section III.C.2. Please revise or advise.

15.   Please remove the disclaimer that your disclosure in this section that "[t]his summary of certain material U.S. federal income tax considerations is for general information purposes only and is not tax advice." Investors are entitled to rely on the disclosure in your prospectus.

Exhibits

16.   Please file material agreements such as the Equipment Purchase Agreement with Firebird LNG, LLC, the equipment purchase agreement with Bayonne Plant Holding, L.L.C. and the groundwater lease as exhibits. See Item 601(b)(10) of Regulation S-K.

General

17.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

        Please contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pamela Long at 202-551-3765 with any other questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Real Estate & Construction

cc: Matthew L.Fry, Esq.